Mail Stop 3720

March 29, 2007

Mr. Roger D. Linquist
Chief Executive Officer
MetroPCS Communications, Inc.
8144 Walnut Hill Lane
Suite 800
Dallas, TX 75231-4388

      Re: **MetroPCS Communications, Inc.**
               Amendment No. 3 to Registration Statement on Form S-1
               Filed March 19, 2007
               File No. 333-139793

               Amendment No. 2 to Registration Statement on Form 10
               Filed March 5, 2007
               File No: 0-50869

Dear Mr. Linquist:

      We have reviewed your filings and have the following comments. Please amend the registration statements in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form S-1

1.   In light of the recent amendment and restatement to the Stockholders Agreement as announced in a Form 8-K filed on March 27, please revise the appropriate sections of the registration statement. For example, clarify the reasons behind the modification to the 2005 stockholders agreement and reflect who in the selling shareholder table is a party to the agreement.

The Offering, page 5

2.   Update the number of shares outstanding to March 31 so that the disclosure is
        consistent with that on page 158.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 48

Results of Operations, page 59

3.   Expand the discussion under Net Income to address the reasons underlying the
        operating losses in your Expansion Markets, including whether this represents a
        trend and what you intend to do about it.

Liquidity and Capital Resources, page 85

4.   We reissue prior comment 36 to our letter dated February 2. Clarify what the
        reference to "4.5 to 1.0" is intended to mean and indicate what your ratio was as
        of December 31, 2006.

Security Ownership of Principal and Selling Stockholders, page 158

5.   With respect to the shares to be offered for resale by each selling shareholder that
        is a legal entity, please disclose the natural person or persons who exercise the
        sole or shared voting and/or dispositive powers with respect to the shares to be
        offered by that shareholder.

6.   Clarify whether the selling shareholders listed on page 159 are broker-dealers or
        affiliates of broker-dealers. For those selling shareholders that are broker-dealers,
        identify the selling shareholders as underwriters.   For those selling shareholders
        that are affiliates of broker-dealers, include a representation that the affiliate
        purchased the shares in the ordinary course of business and that at the time of
        purchase, the seller had no agreements or understandings, directly or indirectly,
        with any person to distribute the securities. If you cannot make this
        representation, identify the affiliate as an underwriter as well.

Form 10

7.   Please amend your Form 10 to comply with the above comments.

* * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: *Via Facsimile: (214) 661-4735*
        Andrew M. Baker, Esq.
        Baker Botts L.L.P.